Filed pursuant to Rule 424(b)(5)

Registration No. 333-257567

Prospectus Supplement No. 3

(To Prospectus Dated July 13, 2021)

Up to $100,000,000 of Shares

HYCROFT MINING HOLDING CORPORATION

Class A Common Stock

This prospectus supplement amends and supplements the information in our prospectus, dated July 13, 2021 (the “Prospectus”), the prospectus supplement dated June 2, 2023 (the “Prospectus Supplement No. 1”), and the prospectus supplement dated March 18, 2024 (the “Prospectus Supplement No. 2”) each of which were filed pursuant to our registration statement on Form S-3 (File No. 333-257567) (the “Registration Statement”). This prospectus supplement should be read in conjunction with the Prospectus, the Prospectus Supplement No. 1, and the Prospectus Supplement No. 2 and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus, the Prospectus Supplement No. 1 and the Prospectus Supplement No. 2. This prospectus supplement is not complete without and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto.

This prospectus supplement is being filed in connection with our previously announced “at the market offering” program, and to update the amount of shares of our Class A common stock, par value $0.0001 per share (our “common stock”), that we may issue and sell from time to time through or to B. Riley Securities, Inc. (the “Agent”) as sales agent or principal, pursuant to the terms of our previously announced At Market Issuance Sales Agreement, dated March 15, 2022, between us and the Agent (the “Sales Agreement”).

On March 18, 2024, we filed a prospectus supplement (Prospectus Supplement No. 2) indicating that we were, at that time, subject to General Instruction I.B.6 of Form S-3, which limited the amount that we were able sell under the registration statement of which the Prospectus forms a part. As of May 9, 2024, the aggregate market value of our outstanding common equity held by non-affiliates, or public float, was $85,989,490 based on 23,099,685 shares of Class A common stock outstanding, of which 20,232,821 shares are held by non-affiliates, and a per share price of $4.25 based on the average of the bid and asked prices of our Class A common stock on The Nasdaq Capital Market on April 11, 2024 (within 60 days prior to the date of filing). As a result, our public float has increased above $75.0 million and we are no longer subject to the limitations contained in General Instruction I.B.6. of Form S-3 as of the date of this prospectus supplement. If we become subject to the offering limits in General Instruction I.B.6 of Form S-3 in the future, we will file another prospectus supplement.

We are filing this prospectus supplement to amend the Prospectus to update the amount of shares we are eligible to sell under our Registration Statement. In accordance with the terms of the Sales Agreement, we may offer and sell common stock having an aggregate offering price of up to $100,000,000 from time to time through or to the Agent.

Investing in our common stock involves risks. See “Risk Factors” in the Prospectus and the Prospectus Supplement No. 1, as well as those described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and other reports and documents we filed with the Securities and Exchange Commission (the “SEC”) that we incorporate herein by reference.

Neither the SEC, any state securities commission, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful and complete. Any representation to the contrary is a criminal offense.

B. Riley Securities

The date of this prospectus supplement is May 14, 2024.